                                                          OMB APPROVAL
                                                     OMB NUMBER:  3235-0145
                                                     EXPIRES: DECEMBER 31, 1997
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE...14.90




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                  Apogee, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03759T 10 3
                  --------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 15 pages

-----------------------------                         -------------------------
    CUSIP NO. 03759T 10 3              13G                 PAGE 2 OF 15 PAGES
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Abbingdon Venture Partners Limited Partnership


-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
-------------------------------------------------------------------------------
            SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Connecticut

-------------------------------------------------------------------------------
         NUMBER OF                5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                     2,767,650
          OWNED BY
            EACH             --------------------------------------------------
         REPORTING                6      SHARED VOTING POWER
           PERSON
            WITH                         0

                             --------------------------------------------------
                                  7      SOLE DISPOSITIVE POWER

                                         2,767,650

                             --------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                         0

-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,767,650

-------------------------------------------------------------------------------
   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES* / /



-------------------------------------------------------------------------------
   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            27.60%

-------------------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON*

            PN

-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 15 pages

-----------------------------                         -------------------------
    CUSIP NO. 03759T 10 3              13G                 PAGE 3 OF 15 PAGES
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Abbingdon Venture Partners Limited Partnership-II


-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

-------------------------------------------------------------------------------
         NUMBER OF                5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                     922,550
          OWNED BY
            EACH              -------------------------------------------------
         REPORTING                 6      SHARED VOTING POWER
           PERSON
            WITH                          0

                              -------------------------------------------------
                                   7      SOLE DISPOSITIVE POWER

                                          922,550

                              -------------------------------------------------
                                   8      SHARED DISPOSITIVE POWER

                                          0

-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            922,550

-------------------------------------------------------------------------------
   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES* / /



-------------------------------------------------------------------------------
   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.20%

-------------------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON*

            PN

-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 15 pages

-----------------------------                         -------------------------
    CUSIP NO. 03759T 10 3              13G                 PAGE 4 OF 15 PAGES
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John H. Foster


-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

-------------------------------------------------------------------------------
         NUMBER OF                5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                     31,974
          OWNED BY
            EACH             --------------------------------------------------
         REPORTING                6      SHARED VOTING POWER
           PERSON
            WITH                         3,727,600

                             --------------------------------------------------
                                  7      SOLE DISPOSITIVE POWER

                                         31,974

                             --------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                         3,727,600

-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,759,574

-------------------------------------------------------------------------------
   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES* / /



-------------------------------------------------------------------------------
   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     37.49%

-------------------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON*

            IN

-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 15 pages

-----------------------------                         -------------------------
    CUSIP NO. 03759T 10 3              13G                 PAGE 5 OF 15 PAGES
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Timothy E. Foster


-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

-------------------------------------------------------------------------------
         NUMBER OF                5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                     30,221
          OWNED BY
            EACH             --------------------------------------------------
         REPORTING                6      SHARED VOTING POWER
           PERSON
            WITH                         3,727,600

                             --------------------------------------------------
                                  7      SOLE DISPOSITIVE POWER

                                         30,221

                             --------------------------------------------------
                                  8      SHARED DISPOSITIVE POWER

                                         3,727,600

-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,757,821

-------------------------------------------------------------------------------
   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES* / /



-------------------------------------------------------------------------------
   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     37.47%

-------------------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON*

            IN

-------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 5 of 15 pages

CUSIP No. 03759T 10 3                                       page 6 of 15 pages


Item 1(a).            Name of Issuer:

                      The name of the issuer is Apogee, Inc. (the
"Company").

Item 1(b).            Address of Issuer's Principal Executive Offices:

                      The principal executive offices of the Company are located at 1018 West Ninth Avenue, King of Prussia,
Pennsylvania 19406.

Item 2(a).            Names of Persons Filing:

                      This statement is being filed by:  (i) Abbingdon
Venture Partners Limited Partnership ("Abbingdon-I"); (ii) Abbingdon Venture Partners Limited Partnership-II ("Abbingdon-II"); (iii) John H. Foster; and (iv) Timothy E. Foster.

Item 2(b).            Address of Principal Business Office or, if None,
                      Residence:

                      The address of the principal business office of Abbingdon-I, Abbingdon-II and John H. Foster is c/o Foster Management Company, 1018 West Ninth Avenue, King of Prussia, Pennsylvania 19406. The address of the principal business office of Timothy E. Foster is c/o NovaCare, Inc., 1016 West Ninth Avenue, King of Prussia, Pennsylvania 19406.

Item 2(c).            Citizenship:

                      Abbingdon Venture Partners Limited Partnership is organized under the laws of the State of Connecticut. Abbingdon Venture Partners Limited Partnership-II is organized under the laws of the State of Delaware. John H. Foster is a citizen of the United States. Timothy E. Foster is a citizen of the United States.

Item 2(d).            Title of Class of Securities:

                      The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of the Company.

Item 2(e).            CUSIP Number:

                      The CUSIP number of the Common Stock is
03759T 10 3.

                               Page 6 of 15 pages

CUSIP No. 03759T 10 3                                        page 7 of 15 pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      Not applicable.

Item 4.               Ownership.

                      (1) Abbingdon Venture Partners Limited Partnership:

                              (a) As of December 31, 1997, Abbingdon Venture Partners Limited Partnership owned beneficially 2,767,650 shares of Common Stock.

                              (b) The shares of Common Stock owned beneficially by Abbingdon Venture Partners Limited Partnership represent approximately 27.60% of the issued and outstanding shares of Common Stock of the Company.

                              (c) Abbingdon Venture Partners Limited Partnership has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose of or to direct the disposition of its shares of Common Stock.

                      (2) Abbingdon Venture Partners Limited Partnership-II:

                              (a) As of December 31, 1997, Abbingdon Venture Partners Limited Partnership-II owned beneficially 922,550 shares of Common Stock.

                              (b) The shares of Common Stock owned beneficially by Abbingdon Venture Partners Limited Partnership-II represent approximately 9.20% of the issued and outstanding shares of Common Stock of the Company.

                              (c) Abbingdon Venture Partners Limited
         Partnership-II has the sole power to vote or to direct the voting of its shares of Common Stock and has the sole power to dispose of or to direct the disposition of its shares of Common Stock.

                      (3) John H. Foster:

                              (a) As of December 31, 1997, John H. Foster owned beneficially 3,759,574 shares of Common Stock.

                               Page 7 of 15 pages

CUSIP No. 03759T 10 3                                        page 8 of 15 pages


                              (b) The shares of Common Stock owned beneficially by Mr. John Foster represent approximately 37.49% of the issued and outstanding shares of Common Stock of the Company.

                              (c) Mr. John Foster has the sole power to vote or to direct the voting of 31,974 shares of Common Stock and has the sole power to dispose of or to direct the disposition of 31,974 shares of Common Stock.

                              (d) Mr. John Foster shares the power to vote or to direct the voting of and to dispose of or to direct the disposition of the following shares of Common Stock:

                                       (i) 2,767,650 shares of Common Stock
                owned beneficially by Abbingdon Venture Partners Limited Partnership, a limited partnership of which BDC-III Partners, a general partnership of which Mr. John Foster is a partner, is general partner;

                                       (ii) 921,550 shares of Common Stock owned
                beneficially by Abbingdon Venture Partners Limited Partnership-II, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. John Foster is a partner, is general partner;

                                       (iii) 20,600 shares of Common Stock owned
                beneficially by The John H. Foster Foundation, a charitable foundation, of which Mr. John Foster is a director; and

                                       (iv) 16,800 shares of Common Stock owned
                beneficially by the Trust u/w Virginia C. Foster, of which Mr. John Foster is a trustee.

                (4) Timothy E. Foster:

                             (a) As of December 31, 1997, Timothy E. Foster owned beneficially 3,757,821 shares of Common Stock.

                             (b) The shares of Common Stock owned beneficially by Mr. Timothy Foster represent approximately 37.47% of the issued and outstanding shares of Common Stock of the Company.

                             (c) Mr. Timothy Foster has the sole power to vote or to direct the voting of 30,221 shares of Common Stock and has the sole power to dispose of or to direct the disposition of 30,221 shares of Common Stock.

                             Page 8 of 15 pages

CUSIP No. 03759T 10 3                                        page 9 of 15 pages


                             (d) Mr. Timothy Foster shares the power to vote or to direct the voting of and to dispose of or to direct the disposition of the following shares of Common Stock:

                                       (i) 2,767,650 shares of Common Stock
                  owned beneficially by Abbingdon Venture Partners Limited Partnership, a limited partnership of which BDC-III Partners, a general partnership of which Mr. Timothy Foster is a partner, is general partner;

                                       (ii) 922,550 shares of Common Stock owned
                  beneficially by Abbingdon Venture Partners Limited Partnership-II, a limited partnership of which Abbingdon-II Partners, a general partnership of which Mr. Timothy Foster is a partner, is general partner;


Item 5.               Ownership of Five Percent or Less of a Class.

                      Not applicable.

Item 6.               Ownership of More than Five Percent on Behalf of
                      Another Person.

                      Not applicable.

Item 7.               Identification and Classification of the
                      Subsidiary Which Acquired the Security Being
                      Reported on by the Parent Holding Company.

                      Not applicable.

Item 8. Identification and Classification of Members of the Group.

                      The members of the Group filing this statement are Abbingdon Venture Partners Limited Partnership, Abbingdon Venture Partners Limited Partnership-II, John H. Foster and Timothy E. Foster.

Item 9.               Notice of Dissolution of Group.

                      Not applicable.

Item 10.              Certification.

                      Not applicable.

                               Page 9 of 15 pages

CUSIP No. 03759T 10 3                                        page 10 of 15 pages


Signature

                      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 13, 1998

                                       ABBINGDON VENTURE PARTNERS LIMITED
                                        PARTNERSHIP


                                       By: BDC-III Partners, General
                                                   Partner


                                       By:   /s/ Robert A. Ouimette
                                          -------------------------------------
                                          Name:  Robert A. Ouimette,
                                                 as attorney-in-fact for
                                                 John H. Foster (on behalf
                                                 of General Partner),
                                                 pursuant to a power of
                                                 attorney dated
                                                 February 12, 1993
                                                 (previously filed, copy
                                                 attached)


                                       ABBINGDON VENTURE PARTNERS
                                        LIMITED PARTNERSHIP-II


                                       By:  Abbingdon-II Partners,
                                             General Partner


                                       By:   /s/ Robert A. Ouimette
                                          -------------------------------------
                                          Name:  Robert A. Ouimette,
                                                 as attorney-in-fact for
                                                 John H. Foster (on behalf
                                                 of General Partner),
                                                 pursuant to a power of
                                                 attorney dated
                                                 February 12, 1993
                                                 (previously filed, copy
                                                 attached)

                               Page 10 of 15 pages

CUSIP No. 03759T 10 3                                        page 11 of 15 pages

                                         /s/ Robert A. Ouimette
                                       ----------------------------------------
                                       Name: Robert A. Ouimette,
                                             as attorney-in-fact for
                                             John H. Foster, pursuant
                                             to a power of attorney
                                             dated February 12, 1993
                                             (previously filed, copy
                                             attached)




                                       By:  /s/ Timothy E. Foster
                                          -------------------------------------
                                          Name: Timothy E. Foster

                               Page 11 of 15 pages

CUSIP No. 03759T 10 3                                        page 12 of 15 pages


                                INDEX TO EXHIBITS



Exhibit                                                                                  Sequential
 Number                       Description                                                   Page
 ------                       -----------                                                   ----
Exhibit A                     Joint Filing Agreement dated
                              as of February 13, 1998 by and
                              among Abbingdon Venture
                              Partners Limited Partnership,
                              Abbingdon Venture Partners
                              Limited Partnership-II, John
                              H. Foster and Timothy E.
                              Foster.

                               Page 12 of 15 pages